FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 23, 2005 (“Research In Motion Provides Subscriber Update")	Page No 2

Document 1

November 23, 2005

Research In Motion Provides Subscriber Update

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update on forecasted subscriber additions for fiscal Q3 ending November 26, 2005 and fiscal Q4 ending March 4, 2006.

RIM now expects subscriber additions for Q3 to be within a range approximately 8% lower than the previously forecasted range of 680,000 — 710,000 provided by RIM in September. The previous forecast range was based on the expectation that two next-generation BlackBerry® handsets would be launched and commercially available in early November. The BlackBerry 8700 Series for EDGE networks and the BlackBerry 7130 Series for EV-DO networks have been widely anticipated by customers; but due to unanticipated launch delays, these new handsets have only become commercially available through business channels this week, and national retail availability is now expected in early December. As a result, many customers delayed purchases in anticipation of the newer products.

While subscriber additions for the months of September and October were in the expected range, these launch delays caused subscriber additions to be lower than expected during the month of November. Given the shift in retail product availability into early December, RIM also believes it is prudent to slightly lower its Q4 forecast range for subscriber additions of 775,000 — 825,000 by approximately 3%.

RIM continues to expect Q3 revenue in the range of $540 — $570 million and does not anticipate any material impact to previous Q4 revenue guidance as a result of these lower levels of subscriber additions.

“While the delay in launch dates for these two highly anticipated products caused a timing shift in expected subscriber additions, the products are becoming available now and will help drive significant growth in the coming quarters,” said Jim Balsillie, Chairman and Co-CEO at RIM. “We further entrenched our technology leadership and channel strength in the current quarter and we have grown our subscriber base by over 17% to pass the 4 million subscribers milestone. We intend to remain focused on executing our business plans as we aim to finish our fiscal year by roughly doubling the BlackBerry subscriber base of the previous year.”

RIM will report actual Q3 subscriber additions and financial results, and hold its quarterly results conference call, on December 21, 2005.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
519.888.7465
Investor_relations@rim.com

_________________

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM’s expectations regarding subscriber additions and revenue ranges for Q3 and Q4 of fiscal 2006, RIM’s expectations regarding national retail availability of its next-generation BlackBerry handsets and anticipated growth in coming quarters. The terms and phrases “expecting”, “expected”, “forecast”, “intend”, “aim”, “anticipate” and “will help drive” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property rights, including the outcome of RIM’s litigation with NTP, Inc.; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 23, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller